Exhibit 7.1

EXHIBIT 7.1 SELECTED RATIOS’ CALCULATION	INDEX	2016	2015	2014
Net interest and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	(1)	9,695,705	7,231,703	6,007,552
Total Interest Earning Assets	(2)	162,766,364	137,851,669	113,451,812
Total Average Assets	(3)	191,803,284	163,140,151	134,779,566
Total Average Stockholders’ Equity	(4)	19,729,828	18,332,795	15,694,090
Total Operating Expenses	(5)	6,979,050	5,898,287	5,118,695
Net Income	(6)	2,865,328	2,496,377	2,324,219
Total Assets	(7)	196,261,049	192,972,867	149,629,881
Net Operating Income	(8)	13,678,484	10,809,023	9,092,494
Total Stockholders' Equity	(9)	21,267,583	19,279,449	16,871,907
Loans (principal)	(10)	146,148,339	140,499,927	113,039,251
Total past due loans (principal)	(12)	4,835,329	4,188,287	2,958,204
Allowance for loan losses (principal)	(13)	6,087,510	4,823,393	4,305,599
Loans Classified as “C”, “D” y “E” (principal)	(14)	7,416,286	5,543,824	4,301,768
Technical Capital (1)	(15)	22,111,844	20,821,509	N/A (3)
Risk Weighted Assets included Market Risk (1)	(16)	166,781,426	167,168,400	N/A (3)
SELECTED RATIOS:
Colombian GAAP:
Profitability Ratios:
Net interest and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments margin	(1)/(2)	5.96%	5.25%	5.30%
Return on Average Total Assets	(6)/(3)	1.49%	1.53%	1.72%
Return on Average Stockholders’ Equity	(6)/(4)	14.52%	13.62%	14.81%
Efficiency Ratio:
Operating expenses to net operating income	(5)/(8)	51.02%	54.57%	56.30%
Capital Ratios:
Shareholders' equity to total assets	(9)/(7)	10.84%	9.99%	11.28%
Technical capital to risk weighted assets (2)	(15)/(16)	13.26%	12.46%	N/A (3)
Credit Quality Data:
Past due loans to loans principal	(12)/(10)	3.31%	2.98%	2.62%
“C”, “D” and “E” loans as a percentage of loans principal	(14)/(10)	5.07%	3.95%	3.81%
Allowances to past due loans (3)	(13)/(12)	125.90%	115.16%	145.55%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (3)	(13)/(14)	82.08%	87.00%	100.09%
Allowance for loan losses as a percentage of total loans	(13)/(10)	4.17%	3.43%	3.81%

 (1) N/A: not apply, in year 2014 the balance accounts were under Colombian Banking GAAP. The Bank’s consolidated capital adequacy was computed considering balance accounts under IFRS as of December 31, 2016 and 2015.

(2) For an explanation of risk-weighted assets and Technical Capital, see Item 4. “Information on the Company – B. Business Overview – B.7 –Supervision and Regulation” and Item "5 B.1. Liquidity and Funding - "Capital Adequacy".

(3) The variation between 2015 and 2014 is mainly generated by the inclusion of Grupo Agromercantil Holding loan portfolio at fair value, company acquired as of December, 2015.